February 26, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attn: H. Christopher Owings, Assistant Director

Re:	The Pep Boys — Manny, Moe & Jack and subsidiaries (the “Company”)
Form 10-K for the Fiscal Year Ended February 2, 2008 Filed May 1, 2008
Forms 10-Q for the Fiscal Quarters Ended May 3, August 2, and November 1, 2008 Filed June 11, September 10, and December 10, 2008
Definitive Proxy Statement on Schedule 14A Filed May 9, 2008
File No. 001-03381

Dear Mr. Owings:

Set forth below are the Company’s responses to your letter dated January 30, 2009 regarding the above referenced filings. For your convenience, we have included your comments.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 1A.  Risk Factors, page 8

1.             In your introductory paragraph to your “Risk Factor” section, you state that “[t]he risks described below may not be the only risks we face.”  Please revise your introductory paragraph to clearly indicate to the reader that your risk factor section discloses all known material risks that the company faces.

Response:

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will disclose, in its introductory paragraph to its “Risk Factor” section that, “The following section discloses all known material risks that we face.  However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements.”

2.             In the first risk factor on page 10 you indicate that as a result of certain investigations in connection with a number of your store acquisitions and financings that soil or ground water may be contaminated at some of your properties.  Please elaborate upon the results of your investigations and the extent of the contamination.

Response:

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will disclose, in its risk factor entitled “We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.”  that, “From time to time, when we acquire or dispose of real property or enter into financings secured by real property, we undertake investigations that reveal soil and/or groundwater contamination at the subject real property.  All such known contamination has either been remediated, or is in the process of being remediated or the expected financial liability related to such contamination is covered by insurance or financial reserves.  However, there exists the possibility of additional soil and/or groundwater contamination on our real property where we have not undertaken an investigation.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

Introduction, page 17

3.             In the first full paragraph on page 18 you state “[a] significant portion of this loss was attributable to the initial steps taken in accordance with our long-term strategic plan.”  Please elaborate upon this statement to discuss what “initial steps” taken with respect to your long term strategic plan were directly responsible for a significant portion of your loss.

Response:

The decision to exit certain non-core merchandise resulted in a $32,803,000 inventory write down and our decision to close certain under-performing stores resulted in a charge of $15,551,000.  These two actions were directly responsible for a significant portion of the Company’s net loss for the fiscal year ended February 2, 2008.  Any future statements contained in our filings under the Securities Exchange Act of 1934 (the “Exchange Act”) regarding this subject matter will include this additional disclosure.

Capital & Liquidity, page 18

4.             Please expand this section to discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity decreasing or increasing in any material way and provide additional information about the variability and certainty of cash flows.  Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.  In addition, describe material commitments for capital expenditures as of the end of the year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.  Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will disclose known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in our liquidity decreasing or increasing in any material way and provide additional information about the variability and certainty of cash flows.  We will also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.  In addition, we will describe material commitments for capital expenditures as of the end of the year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

In accordance with your comments, we would update the first full paragraph on page 19 in a manner similar to the following:  “Cash provided by operating activities is the primary source of liquidity for the Company.  As a result of higher losses and changes in net inventory (defined as the change in inventory less the change in accounts payable), net cash provided from operating activities declined by $39,646,000 in Fiscal 2007.  While this loss trend may continue, we do not expect such losses to materially affect our liquidity in Fiscal 2008.  In addition to cash provided by operating activities, we expect to have excess availability under our existing line of credit during the entirety of Fiscal 2008 ($131,000,000 as of February 2, 2008) and in excess of approximately $372,300,000 of owned real estate that we believe we can monetize, if necessary, through additional sale leaseback transactions.  On or before August 1, 2008, we were obligated to purchase 29 properties that we currently rent under a master operating lease.  We believe that the market value of these properties exceeds their $116,300,000 purchase price, which will allow us to fund such obligation through sale-leaseback or other financing transactions.  We anticipate that cash provided from these sources will exceed our expected cash requirements in Fiscal 2008.”

In accordance with your comments, we would also update the last sentence of the 6th full paragraph on page 18 as follows:

“While we expect our fiscal 2008 capital expenditures to be similar to Fiscal 2007 levels, no material commitments for capital expenditures existed as of February 2, 2008 (except the obligation to purchase the 29 properties under our master operating lease).”

Capital Resources and Needs, page 18

5.             In the seventh full paragraph on page 18 you disclose that you received approximately $30 million as a result of the cancellation of certain company-owned life insurance policies.  Please discuss the nature of these life insurance policies such as why you maintained these policies and why these policies were cancelled.

Response:

These company-owned life insurance policies were originally purchased on the lives of then current company executives as a potential source of funds to satisfy future compensation expense that might become due.  As they became due, these liabilities were instead satisfied out of ordinary cash flow.  Since the insurance policies were no longer needed to satisfy future compensation expense, they were canceled and the proceeds used to satisfy other liabilities.

Any future statements contained in our filings under the Exchange Act regarding this subject matter will include this additional disclosure.

6.             In your last paragraph on page 18 you disclose your belief that the market value of 29 properties that you are required to purchase exceeds their purchase price.  Please briefly discuss the basis for your belief.

Response:

Our belief was based upon management’s assessment, conducted in July 2007, of the 29 properties, which included consideration of then current third party offers to purchase these properties and real estate valuations prepared by third parties.  The 29 subject properties were purchased by the Company on July 30, 2008.  Nine of these properties were subsequently sold to un-related third parties at prices in excess of each properties allocated purchase price.

7.             In the second full paragraph of page 19 you disclose your working capital as of the end of each of your last three fiscal years.  Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows.  Please enhance the reader’s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes.  In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover.  Please explain in more detail what the underlying reasons are for period to period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

Response:

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, we will explain in more detail what the underlying reasons are for period to period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

In accordance with your comments we would update the second full paragraph on page 19 as follows:

“Cash flows realized through the sale of automotive parts, accessories and services is our primary source of liquidity.  Net cash provided by operating activities was $52,784,000 in Fiscal 2007, $92,430,000 in Fiscal 2006 and a net use of $38,387,000 in Fiscal 2005.  The $39,646,000 decrease from Fiscal 2006 to Fiscal 2007 resulted from a $5,511,000 increase in our net loss (net of the non-cash impact stemming from our inventory impairment charge, gains on disposition of assets and loss from asset impairment), a $23,615,000 unfavorable change in accounts payable and a $19,871,000 unfavorable change in deferred income taxes.  The change in accounts payable was primarily attributable to the timing of our accounts payable cycle. The change in deferred income taxes was due to higher net losses in Fiscal 2007.  The $130,817,000 cash flow improvement from Fiscal 2005 to Fiscal 2006 resulted from $27,477,000 less in operating losses (net of the non-cash impact of gains on disposition of assets and loss from asset impairment), a $52,590,000 favorable change in accounts payable, a $22,782,000 favorable change in merchandise inventory and a $19,476,000 favorable change in deferred income taxes.  The improvement in accounts payable was attributable to the timing of our accounts payable cycle. The inventory decline was due to changes in our merchandise assortment (i.e., lower cost merchandise) .

In Fiscal 2007, we generated $149,262,000 of cash flows from investing activities as compared to $57,339,000 and $50,023,000 of cash used in investing activities in Fiscal 2006 and 2005, respectively.  In Fiscal 2007, we sold 34 stores in sale-leaseback transactions for $162,712,000 in net proceeds, which were used to prepay a portion of the Company’s Senior Secured Term Loan.  We have 259 owned stores remaining (154 of which are unencumbered) that are available for additional sale-leaseback or other financing transactions.  In Fiscal 2007, we also cancelled certain company-owned life insurance policies for net proceeds of approximately $30,000,000.  The proceeds from these non-core assets were used to repay borrowings under our revolving credit facility and for general corporate purposes. Our primary capital requirements are for maintenance capital expenditures related to, and the remodeling of, our existing stores, offices and distribution centers.  Capital expenditures in Fiscal 2007, 2006 and 2005 were $43,116,000, $49,391,000 and $85,291,000, respectively.  Capital expenditures in Fiscal 2008 are expected to be similar to Fiscal 2007.  At the end of Fiscal 2007, we had no material capital expenditure commitments (excluding our obligation to purchase the 29 master operating lease properties discussed above).

In Fiscal 2007 and 2006 we used cash of $203,004,000 and $61,488,000, respectively in financing activities.  In Fiscal 2005, financing activities provided $53,933,000 in cash.  In Fiscal 2007, we reduced our overall indebtedness, repurchased $50,852,000 of our common shares and paid an additional $7,300,000 to settle shares of our common stock repurchased in the fourth quarter of Fiscal 2006.”

Results of Operations, page 23

8.             In the final paragraph on page 17 you state “[d]espite a very difficult macroeconomic environment which negatively impacted our entire business throughout 2007...”  Also, in the first full paragraph on page 18 you state “[a] significant portion of this loss was attributable to the initial steps taken in accordance with your long-term strategic plan.”  Yet, it does not appear that you have provided an assessment of these trends and uncertainties in your discussion and analysis to enable a reader to ascertain the likelihood that past performance is indicative of future performance.  In addition, it does not appear that you have identified and provided a discussion and analysis of the key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the business and results of operations through the eyes of management.  Please revise your discussion and analysis to describe known trends and/or uncertainties that have had or that are reasonably likely to have a material impact on revenues or income from operations.  Please also provide a discussion and analysis of the key variables and other factors necessary for an understanding of revenues and operating results.  For example, on page 25 you state that your 2008 total revenues decreased, in part, because of lower customer counts. Please discuss why you believe you experienced lower customer counts in 2007 and the actions you are taking to address them.  Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

Response:

As described on page 25, total revenues for Fiscal 2007 decreased “primarily [as] the result of weaker sales in our retail business stemming from lower customer counts and the de-emphasis of non-core automotive merchandise.”

As part of our long-term strategic plan, we rebalanced our inventory through an aggressive mark-down and sell through program of non-core and unproductive merchandise in order to allow us to allocate a larger portion of our inventory investment to core automotive merchandise.  This action was taken because this core automotive merchandise, which is utilized in each of our lines of business, (DIY and DIFM) carries a higher gross product margin, requires less promotional activity and communicates to our customers our commitment to fulfilling all of their automotive aftermarket needs.  The mark-down and sell through of non-core and unproductive merchandise resulted in depressed retail sales.  In addition, retail sales declined as a result of lower customer counts (see page 17, Management’s Discussion and Analysis of Financial condition and Results of Operations).

Customer counts continued to decline in Fiscal 2007, due to increased competition, as our competitors continued to open more stores, the overall industry decline in the DIY business and as the result of challenging macroeconomic factors.  Higher interest rates, energy costs and gas prices resulted in less discretionary income and flattened, what had been a steady rate of year over year increases, in miles driven.  Less discretionary income resulted in fewer purchases of automotive accessories and the deferral of automotive maintenance.  Flat miles driven results in less wear and tear on vehicles, which in turn results in fewer sales of automotive parts and automotive maintenance and repair services.  Due to the changing macroeconomic conditions discussed above, future trends in miles driven are uncertain.

To address these sales and customer count declines, we are (i) improving store execution by providing additional associate sales training, (ii) increasing service center productivity by transitioning to performance-based pay compensation programs, (iii) utilizing more impactful targeted marketing through a variety of media platforms, (iv) offering our customers a broader selection of tires and hard parts and (v) focusing on providing fast, expert customer service.

Any future statements contained in our filings under the Exchange Act regarding this subject matter will include this additional disclosure.

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 39

Note 1 — Summary of Significant Accounting Policies

Merchandise Inventories, page 39

9.             We note you recorded an inventory impairment charge during the third quarter of fiscal 2007 for the discontinuance and planned exit of certain non-core merchandise products.  Please confirm to us that the carrying value after the impairment charge equals the selling price of the merchandise.  If you did not write down the carrying value to the selling price, please tell us how you determined the impairment charge and the basis for your methodology.  Also, please tell us why you chose to record an impairment charge and sell the merchandise rather than return it to the relevant vendors for credit.  In this regard, we note your statement that excess inventory has historically been returned to your vendors for credit.

Response:

The inventory impairment charge reflected the reduction of merchandise to net realizable value.  The carrying value of the inventory was adjusted to the anticipated sales price of each item.

Historically, the Company has been able to return excess or slow moving individual SKUs within an inventory category to (i) the vendor who originally sold us such inventory as part of our continuing relationship with such vendor and the expectation that we would continue to purchase new merchandise from such vendor or (ii) to a new vendor in exchange for beginning a new purchasing relationship with such vendor.  In this particular circumstance, we determined to exit certain categories of non-core inventory, as opposed to purging excess inventory.  Accordingly, returning this merchandise to our vendors was not a viable option.  Instead this inventory was liquidated in Fiscal 2008 without material adjustment to the impairment charge.

Segment Information, page 39

10.           We note that you report one operating and reporting segment.  Please provide us with your analysis under paragraphs 10-15 of SFAS 131 to support your conclusion that you only have one operating segment. Your response should identify your Chief Operating Decision Maker (CODM) and the information that he regularly reviews when making decisions about resource allocation and performance evaluation.  If your response indicates that your CODM only reviews consolidated results, please explain to us how your CODM is able to manage your company in an effective control environment without looking at any additional detail.  For example, we note from the face of your statement of operations that the gross profit margin on your merchandise sales is two or three times higher than the gross profit margin on your service revenues.  We believe this difference in gross profit margin is indicative of the significant underlying differences between retail businesses and service providers, and it is unclear to us that your CODM could effectively manage your company without separately reviewing and managing your retail stores and your service centers.  In this regard, we note your disclosures at the top of page 28, among others. As another example, we note your discussion on page 3 concerning your future plans to expand using a “hub and spoke” model, and we assume that your CODM would need to regularly review results and performance on some type of geographic basis to identify those areas where smaller “spoke” shops would be warranted and to monitor the effectiveness of this particular model for expansion.  Similarly, we note that you closed several underperforming stores in fiscal 2007, and given the current struggling economy we assume that your CODM would need to continue to monitor store performance to identify future underperforming stores in order to effectively implement your long-term strategic plan.  Please provide us with any additional information that you believe would assist us in understanding how your business is managed and how you determined your segments.

Response:

Our business model is focused on selling automotive aftermarket merchandise from our 552 Supercenters, which average 20,700 square feet and include an average of 11 service bays.  (We also operate one service-only store and nine retail-only stores).  Supercenters serve both (i) “do-it-yourself” or “DIY” customers, who purchase merchandise that they install in their vehicles themselves and (ii) “do-it-for-me” or “DIFM” customers who purchase merchandise that we install for them.  Each Supercenter has retail and service operations that share a common building making the operations inseparable and resource allocation inter-dependent.  Because of the size of the Supercenters, both retail and service operations are needed to support the store operating costs.  At the end of Fiscal 2007, we closed 31 low-return Supercenters that resulted in the discontinuance of both the retail and service operations at such locations.  To date, when a Supercenter has been closed, both the retail and service operations have always ceased.  Accordingly, we do not believe that service and retail constitute separate operating segments.

In accordance with Section Rule 5-03 of Regulation S-X, we disclose merchandise sales (derived both from our sales floor and service bays) and service revenues on the face of our statement of operations. However, amongst publicly-traded companies, our business model is unique in that most of our competitors serve only DIY (Autozone, Advance, O’Reilly) or DIFM (Monro, Midas) customers. Therefore, to assist readers in comparing our financial results with our competitors, we disclose a “line of business” or “LOB” (separate DIY and DIFM) presentation for its sales and gross profit results on page 28 under “Industry Comparison” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations of our FY 2007 10-K to assist the public in comparing the Company’s financial results with its competitors.

Our Chief Executive Officer, Michael R. Odell, serves as our chief operating decision maker (CODM). Mr. Odell regularly reviews discrete financial information presented in a variety of formats, including on a consolidated basis, by geographic region and by LOB format.  Currently, all stores are grouped into one of six geographic regions.  Our “hub and spoke” strategy, designed to leverage our existing Supercenter inventories, distribution network and support structure, will operate within these six geographic regions.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.               That engages in business activities from which it may earn revenues and incur expenses,

b.              Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               For which discrete financial information is available.

Each geographic region complies with each of the criteria of an operating segment as outlined above. Additionally, each geographic region currently has a division vice president who is responsible for both the retail and service operations at the Supercenters within the geographic region.  Accordingly, after a review of the Company’s operations, and the definition of a segment presented above, management has concluded that the Company currently has 6 geographic operating segments, each of which services both our DIY and DIFM LOB’s.

Paragraph 17 of SFAS 131 allows for the aggregation of multiple segments if they exhibit similar economic characteristics and are similar in the following areas:

a.               The nature of the products and services,

b.              The nature of the production processes,

c.               The type or class of customer for their products and services,

d.              The methods used to distribute their products or provide their services, and

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Each of our geographic operating segments are similar in the areas identified in a-e above as follows:

The Supercenter format provides the opportunity to sell automotive aftermarket merchandise to both DIY and DIFM customers, with our service bays operating as an extension of our retail sales floor.  Inventory is supplied to the Supercenters within a geographic operating segment through a single distribution system.  All geographic operating segments share the same point-of-sale system and administrative support (including human resources, marketing, finance, legal, etc.  In addition, all geographical operating segments offer similar products and services, have the same targeted customer base, have the same distribution network and have similar regulatory challenges.

Each geographic operating segment exhibits similar economic characteristics as evidenced by the comparability of their controllable store profit margins - total gross margin less controllable store expenses (the profit measure reviewed by our CODM).  In Fiscal 2007 and 2006, they all had similar controllable store profit margins (between 23.4% and 28% as presented in the table below). Accordingly, we believe it is appropriate to aggregate the six geographic operating segments and report them as a single segment.

Division	FY 2007 Controllable Store Profit Margin %	FY 2006 Controllable Store Profit Margin %
North-East	27.9	27.5
Mid-Atlantic	25.7	26.0
South-East	23.7	25.4
Central	24.1	24.4
Southern-California	28.0	27.2
West	23.4	24.2

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will revise its disclosure to indicate that it operates six geographic operating segments that are aggregated into one reporting segment.

Note 2 — Debt and Financing Arrangements, page 49

11.           We note your disclosure on page 51 concerning your debt covenants, and particularly the EBITDA requirement that is triggered if the availability under your line of credit agreement drops below a set amount.  Given the significance of your debt balances, either here or in another appropriate location in your filing, please consider providing your readers with additional information about this debt covenant and additional insight into your exposure during the year.  Specifically, please consider disclosing your lowest available balance under your line of credit agreement during the year, providing a brief description of how EBITDA is calculated under this covenant, providing insight as to whether your EBITDA balance was ever below the threshold set by this covenant during the year, and clarifying what debt instruments are impacted by this covenant.

Response:

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will supplement its disclosure under “NOTE 2 - DEBT AND FINANCING ARRANGEMENTS — LONG TERM DEBT — Other Matters” as follows, “Several of the Company’s debt agreements require compliance with covenants.  The most restrictive of these requirements is contained in the Company’s revolving credit agreement.  During any period that the Company’s availability under its revolving credit agreement drops below $52,500,000, the Company is required to maintain a consolidated fixed charge coverage ratio, of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made.  The failure to satisfy this covenant would constitute an event of default under the Company’s revolving credit agreement, which would result in a cross-default under the Company’s 7.5% Senior Subordinated Notes and Senior Secured Term Loan.”

Assuming that the Company maintained sufficient availability under its revolving credit facility during the applicable fiscal year, the disclosure will continue as follows, “During the fiscal year ended             , the Company’s lowest availability under its revolving credit agreement was                         .  As of                 , the Company’s availability under its revolving credit agreement was                     .  Accordingly, at no time during the fiscal year ended                was the Company required to maintain the above-referenced consolidated fixed charge coverage ratio.  As of              , the Company’s consolidated fixed charge coverage ratio was          to 1.0.”

Note 5 — Lease and Other Commitments, page 52

12.       We note your sale-leaseback transaction during the year and your subsequent sale-leaseback transactions executed during fiscal year 2008 as discussed in your Form 10-Q for the quarterly period ended November 1, 2008.  For each of your sale-leaseback transactions, please describe to us your accounting.  In doing so, please discuss how you calculated the present value of the minimum lease payments and how you determined the amount of the immediate gain on the transaction.  Your response to us should specifically address the guidance in SFAS 66 and SFAS 98. Please also expand your disclosures about the accounting for these transactions.

Response:

From November 27, 2007 through July 30, 2008, we completed four sale-leaseback transactions involving 97 properties.  All four sale-leaseback transactions were cash sales and evaluated in accordance with FAS 66 and FAS 98. The leases represent normal leasebacks where the Company actively uses the properties.

For 94 properties, the sale-leaseback transaction qualified for sale-leaseback accounting as permitted by paragraph 7 of SFAS98. Specifically, the sale-leaseback were considered to be “normal” leasebacks as described in paragraph 8 of SFAS98, 100% of sales price was received in cash, and all of the other risks an rewards of ownership were transferred to the buyer as demonstrated by absence of any other form of continuing involvement, as described in paragraphs 25-39 and 41-43 of FAS 66 and paragraphs 11- 13 of FAS 98 (i.e. there are no put options, no residual value guarantees, no minimum investment return requirements, no appreciation sharing agreements and the buyer/lessors were independent third parties, etc.) and, therefore, all 94 properties qualified for sale-leaseback accounting. We removed the properties from our balance sheet and classified the leases as operating leases in accordance with FAS 13, “Accounting for Leases (as amended)”..

Three leaseback properties contained conditions or provisions (environmental-related obligations) which presented continuing involvement such that all risk and rewards of ownership other than normal leaseback were not transferred to the buyer. As a result, these properties did not qualify for sale-leaseback accounting under SFAS 98.  That caused us to treat the sale-leaseback transactions for these three properties under the financing method in accordance with paragraph 34 of FAS 98.  Subsequent to the sale, we completed our continuing involvement for two of these three properties.  In accordance with paragraph 35 of FAS 98, the two properties and lease financings were removed from our balance sheet and recognized as a sale. We are in the process of satisfying our continuing obligations for the third property.

Each leaseback property has a separate lease and was separately evaluated under paragraph 7 of FAS 13. The minimum lease payments represent rent payments required during the initial fifteen year term, reflecting minimum escalation required by the lease.  The subsequent options to renew were excluded because they were not bargain renewal options.  We discounted these lease payments using our incremental borrowing rate at the date of the lease as it was not practicable to learn the lessor’s implicit rate in the lease.

These four sale leaseback transactions resulted in $21,626,000 of realized gains and $177,555,000 of deferred gains.  In accordance with paragraph 3 of FAS 28, the realized gains represent 28 leaseback properties where the gain from the sale exceeded the present value of the properties’ minimum lease payments. The deferred gains are being amortized over the applicable properties’ initial 15 year lease term. The gains from the sale of the two properties where the continuing involvement ceased were deferred and are being amortized over the lease term.

Any future statements contained in our filings under the Exchange Act regarding this subject matter will include this additional disclosure.

Item 9A.  Controls and Procedures, page 82

13.       In the second to last paragraph on page 82 you state that you have “continued to implement changes designed to enhance the effectiveness of its financial close and reporting process including...” and then you list various changes.  This statement seems to imply that you may have implemented other changes beyond the ones listed. If you have implemented other material changes, please disclose all material revisions to your internal controls over financial reporting and revise your disclosure to clearly indicate that you have disclosed all material changes.  Please make similar changes, if applicable, to your Form 10-Qs for the periods ending May 3, August 2, and November 1, 2008.

Response:

The changes disclosed are the only changes that we have implemented.  Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will revise its introductory clause to include language akin to the following, “the Company has implemented the following changes.”

14.       In the final paragraph on page 82 you state that “[o]ther than these changes, the Company made no other changes to its internal control over financial reporting for the quarter ended February 2, 2008.”  Since you have implemented changes since the end of the second quarter of fiscal 2007, please specifically identify those changes you implemented in your internal controls over financial reporting in the quarter ended February 2, 2008 that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.  Please refer to Item 308(c).

Response:

We have made incremental improvements in each of the categories of changes referred to in the second to last paragraph on page 82 (i.e., hiring staff and providing additional accounting research resources, improving process documentation and improving the review process by more senior accounting personnel) in each of the fiscal quarters since the second quarter of fiscal 2007, including the fiscal quarter ended February 2, 2008.  Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will specifically identify those changes made in the fiscal quarter to which the report relates.

15.       We note your material weakness in the design and operating effectiveness of the Company’s controls over the financial close and reporting process.  We further note that this material weakness led to the restatement of your December 3, 2007 Form 10-K and your May 5, 2008 Form 10-Q for errors in your supplemental guarantor information and statements of cash flow presentation.  We also note the error in your third quarter of fiscal year 2007 regarding the timing of the impairment charge for your store closures and the error in your analysis and documentation supporting the realizability of your net deferred tax asset included in the annual financial statements.  For each error, please explain to us in more detail, and if applicable disclose to your readers, more detailed information as to how each error arose, how it was discovered and the specific change(s) implemented to address and resolve each matter.

Response:

More detailed information about each error was previously disclosed to our readers in the Exchange Act report for the period in which the error occurred.  Excerpts from our Form 10-Q for the Fiscal Quarter ended August 4, 2007 (Notes to Condensed Consolidated Financial Statements, Note 15) and included below for your convenience.

Form 10-Q for the Fiscal Quarter ended August 4, 2007

Item 4.  Controls and Procedures.

“During the fiscal quarter covered by this report, a change in the Company’s internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting in that the Company determined it had a material weakness in its financial reporting control related to preparation and review of the Company’s supplemental guarantor information footnote and consolidated statement of cash flows presentation resulting from the errors described in [Note 15]  …”

Note 15. Restatement of Previously Issued Financial Statements

“Subsequent to the issuance of the Company’s consolidated financial statements for the fiscal year ended February 3, 2007, the Company determined that certain information presented in the condensed consolidating balance sheets as of February 3, 2007 and January 28, 2006 and the related condensed consolidating statements of operations and cash flows for each of three years in the period ended February 3, 2007, presented in the supplemental guarantor information note contained errors.  The errors resulted from (i) the failure to correctly record consolidating intercompany journal entries between the Company (Pep Boys) and Subsidiary Guarantors (ii) the failure to correctly record certain reclassification entries to intercompany receivables and liabilities and (iii) the failure to consolidate PBY Corporation’s wholly owned subsidiary, Pep Boys Manny Moe & Jack of California in the Subsidiary Guarantors column.  The Company corrected the errors and restated the condensed consolidating balance sheet of February 3, 2007, the condensed consolidating statements of operation for the thirteen and twenty-six weeks ended July 29, 2006 and the condensed consolidating statement of cash flows for the twenty-six weeks ended July 29, 2006 included in Note 11.  The corrections did not affect the Company’s previously reported Consolidated Balance Sheets, Statements of Operations or Statements of Cash Flows. … Additionally, the Company incorrectly presented borrowings and payments under its line of credit agreements and vendor financing trade payable program on a net basis instead of a gross basis in the financing activities section of the Condensed Consolidated Statements of Cash Flows for each of the three years in the period ended February 3, 2007. Such presentation in the accompanying Condensed Consolidated Statement of Cash Flows for the twenty-six weeks ended July 29, 2006, has been restated to separately present its borrowings and payments. The corrections did not affect the Company’s previously reported net cash used in financing activities on the Condensed Consolidated Statements of Cash Flows for any period presented. …”

Form 10-Q for the Fiscal Quarter ended November 3, 2007

Item 4.  Controls and Procedures.

“… With respect to the third quarter of fiscal 2007, the Company discovered that the impairment charge related to the store closure portion of its five-year strategic plan, see Note 17, should be recorded in the third quarter instead of the fourth quarter as initially concluded.  This resulted in the delayed filing with the SEC of this Quarterly Report on Form 10-Q. …”

Each of the aforementioned errors was discovered in the audit process by the Company and its independent registered public accounting firm.  As referred to in our response to comment 14, we have made incremental improvements in each of the categories of changes referred to in the second to last paragraph on page 82 in each of the fiscal quarters since the second quarter of fiscal 2007.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

16.           We note that the wording of your certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) omit the parenthetical phrases in paragraph 4(d) and 5, (2) you include in the title of the document a reference to either the Chief Executive Officer or Chief Financial Officer and (3) you include the word “annual” before the word report in paragraphs 4(a), 4(c) and 4(d) of the certification filed with your Form 10K.  We note similar alterations to the certifications filed with your Form 10-Qs filed in 2008.  Please confirm that the inclusion of your CEO’s and CFO’s title was not intended to limit the capacity in which such individuals provided the certifications.  In all future filings, your certification should appear exactly as set forth in Item 601 (b)(31) of Regulation S-K.

Response:

Our inclusion of our CEO’s and CFO’s title in the titles of our certifications were not intended to limit the capacity in which such individuals provided the certifications.  In all future filings, our certifications will appear exactly as set forth in Item 601 (b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 8

17.           Under the caption “Compensation Committee Interlocks and Insider Participation,” please identify each person who served as a member of the compensation committee of the registrant’s board of directors or board committee performing equivalent functions during the last completed fiscal year and any other disclosure required under Item 407(e)(4) of Regulation S-K which is applicable to you.

Response:

Peter A. Bassi, John T. Sweetwood, Nick White and James A. Williams were the members of our Human Resources Committee in Fiscal 2007.  No other disclosure was required to be included in the Definitive Proxy Statement on Schedule 14A under Item 407(e)(4) of Regulation S-K.  In all future Definitive Proxy Statements, under the caption “Compensation Committee Interlocks and Insider Participation,” the Company will identify each person who served as a member of our Human Resources Committee (our board committee performing equivalent functions of a compensation committee during) during the last completed fiscal year and any other disclosure required under Item 407(e)(4) of Regulation S-K which is applicable to the Company.

Certain Relationships and Related Transactions, page 11

18.           Please describe your policies and procedures for review, approval, or ratification of any transaction that you are required to report under paragraph (a) of Item 404 of Regulation S-K. Also, clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how the policies and procedures are evidenced. See Item 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

Response:

In future Definitive Proxy Statements, the Company will disclose the following: “The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy.  Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company’s legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company.  The full Board of Directors reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulations S-K.  In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company.”

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Summary, page 14

19.           Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation.  See Item 407(e)(3)(ii) of Regulation S-K.  Please consider discussing whether the chief executive officer had the ability to call or attend human resources committee meetings, whether the chief executive officer met with the compensation consultant used by the human resources committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Response:

In future Definitive Proxy Statements, we will supplement our disclosure to include the following:  “The chair of the Human Resources Committee schedules and develops the agenda for each committee meeting in consultation with our SVP-Human Resources. The SVP-Human Resources is responsible for developing appropriate materials for the committee’s review and consideration, including recommendations as to the amount and form of executive compensation, and for reviewing these materials and recommendations with the committee chair and the Company’s compensation consultants.  Our CEO has input on the recommendations to the committee with respect to the compensation of our named executive officers and other officers.  The committee considers, but is not bound to and does not always accept, management’s recommendations with respect to executive compensation.  The SVP-Human Resources, regularly, and the CEO, on occasion, attend committee meetings, excluding portions of meetings where their own compensation is discussed.”

20.           Please discuss fully the roles of the management consultants in determining or recommending the amount of executive or director compensation.  See Item 407(e)(3)(iii) of Regulation S-K.  Please discuss fully the nature and scope of each management consultants’ assignment and disclose the work that each management consultant performed for management.  Identify the members of management that participated in engaging the management consultant.

Response:

In future Definitive Proxy Statements, if we have utilized compensation consultants for the applicable period, we will supplement our disclosure to include the following:  “In connection with establishing compensation levels for fiscal                   , [name of consulting firm] advised the committee on the then current competitiveness of program design and award values.  The consultants periodically attend committee meetings and also communicate with the committee chair outside of meetings.  The consultants work with management from time to time for purposes of gathering information and reviewing and providing input to management on recommendations, proposals and materials that management may take to the Committee.”

21.           To the extent material, discuss how amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x) of Regulation S-K.

Response:

In future Definitive Proxy Statements, we will supplement our disclosure to include the following:  “When establishing the annual total compensation levels, the Human Resource Committee also considers amounts realizable from prior long-term compensation, such as unvested stock options and RSUs.  If the Committee determines that such amounts are insufficient to ensure retention of the applicable executive, the Committee considers providing the executive with additional compensation to further incentivise such executive to remain in the Company’s employment.  During fiscal         , the Committee did not grant any such additional compensation.”

Components of Compensation, page 15

22.           In the first paragraph on page 15 you state that “[t]he Human Resources Committee measures each named executive officers’ individual performance during the applicable fiscal year on a five-point scale, based upon such executive officer’s supervisor’s assessment.”  Please elaborate further about the “five-point” scale and its components.  In this regard, please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/of contribution that have been considered.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

As discussed in the first paragraph on page 15, the executive officers’ individual performance measurement for the most-recently completed fiscal year is a factor considered in determining the executive officer’s salary for the next fiscal year.  In future Definitive Proxy Statements, we will supplement our disclosure to include the following:  “The Human Resources Committee measures each named executive officer’s individual performance during the applicable fiscal year on a five-point scale (1-unacceptable; 2-requires improvement; 3-satisfactory; 4-commendable; 5-outstanding) in the areas of leadership, impact and functional skills, based upon such executive officer’s supervisor’s assessment.  An average performance value is then applied against the relative position of the named executive officer’s current salary within the market range for his position and the budgeted percentage increase for all officers as a group. For example, a named executive officer with an average performance value of 5 whose current salary was at the lowest end of the market range for his position would receive the highest salary increase.  While a named executive officer with an average performance value of 1 whose current salary was at the highest end of the market range for his position would theoretically receive the lowest salary increase (such executive would not receive any increase and likely would be terminated).”

23.           We note in your discussion regarding the corporate bonus objectives that you have excluded information regarding the “Field Management Turnover Percentage” on the basis that the disclosure of this information would cause you competitive harm. Please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate for you to omit this performance objective, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target level or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  If you determined incentive amounts based upon a historical review of the predictability of your performance objectives, please address the relationship between historical and future achievement.

Response:

Our exclusion of our Field Management Turnover Percentage is based on the belief that revealing to our competitors the target rate of turnover for our field management team would reveal to our competitors how vulnerable our field management team was to recruitment.  Such target rate represented an achievable, but substantially uncertain goal based upon our historical rate of turnover mitigated by then current retention strategies that had been implemented.  Field Management Turnover Percentage was not a short—term incentive objective in fiscal 2008.  Nor were there any other performance goals for which we will exclude information on the basis that the disclosure would cause us competitive harm.

24.           On page 15 you state that “[i]ndividual goals were also established for Messrs. Cirelli and Yanowitz...” Please elaborate further upon the individual performance goals that you established for Messrs. Cirelli and Yanowitz.

Response:

Mr. Yanowitz’ individual goals were based upon the achievement of the following departmental objectives: (i) operating the Finance Department in accordance with a pre-approved budget, (ii) completing specified financing transactions, (iii) completing specified information technology projects and (iv) reducing the Company’s inventory shrink experience.  Mr. Cirelli’s individual goals were based upon improving the following service line-of business objectives, for which Mr. Cirelli was charged with improving: (i) operating profit improvement, (ii) reducing service payroll, (iii) reducing shrink incurred in the service business, (iv) improving customer service index scores and (v) reducing service management turnover.  For fiscal 2008, short-term incentives were based entirely upon the achievement of pre-established corporate goals for all named executive officers.

25.           In the fourth paragraph on page 16 you state that “...the Human Resources Committee applies the performance values derived from the named executive officers’

performance assessments (discussed above) to the target grants to determine the actual grant level.” Please clarify if you are referring to the performance assessments you discussed under your “Base Salary” discussion, or the achievement of certain pre-established corporate and individual goals as described under “Short-Term Incentives.” Please expand your discussion regarding how you determine the amount of restricted stock units and stock options to grant to each named executive officer.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The performance assessments referred to in this paragraph are the assessments discussed under our “Base Salary” discussion.  See our response to comment 22.  For equity grants made in fiscal 2007 on account of fiscal 2006 performance, the percentage amount of the target equity grant made was determined in accordance with the following table:

Performance Assessment Score	Percentage of Target Equity Grant
4.25 — 5.00	150%
4.15 — 4.24	100%
4.00 — 4.14	75%
3.60 — 3.99	50%
Below 3.60	0%

For equity grants made in fiscal 2008 on account of fiscal 2007 performance, the individual performance assessment scores were not considered when determining equity grants, so no disclosure of individual performance assessment scores will be necessary in our Long-Term Incentive discussion.

26.           Please disclose whether discretion can be or has been exercised in awarding compensation such as any discretion to either award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout See Item 402(b)(2)(ix) of Regulation S-K.

Response:

In fiscal 2007, no discretion was exercised to either award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.  In future Definitive Proxy Statements, we will supplement our disclosure to include the following:  “The Human Resources Committee retains the discretion to either award compensation absent attainment of the relevant performance goal(s) (except in the case of compensation meant to qualify as “performance based” compensation under Section 162(m) of the Internal Revenue Code) or to reduce or increase (except in the case of compensation meant to qualify as “performance based” compensation under Section 162(m) of the Internal Revenue Code) the size of any award or payout.”  To the extent that any such discretion was exercised, we will also disclose the specifics of such exercise of discretion.

Summary Compensation Table, page 20

27.           Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(e) of Regulation S-K.

Response:

In future Definitive Proxy Statements, we will include an introductory paragraph to our Summary Compensation Table as follows: “As explained in our Compensation Discussion and Analysis, set forth below is the compensation provided to the executives our named executive officers consisting of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits.”

We will also include disclosure summarizing any out of the ordinary compensation paid during the applicable fiscal year.  For example for fiscal 2007, we would have provided supplemental disclosure regarding the signing bonuses paid to Messrs. Rachor, Odell and Webb.

28.           In a footnote to your “Summary Compensation Table” please identify and quantify whether the earnings identified under the non-equity incentive plan compensation column were paid during the fiscal year, payable during the period but deferred at the election of the named executive officer, or payable by their terms at a later date.  Please refer to Instruction 2 to Item 402(c)(2)(vii).

Response:

In future Definitive Proxy Statements, we will supplement our footnote regarding non-equity incentive plan compensation to include the following:  “Represents amounts earned under our Annual Incentive Compensation Plan in fiscal           , that were paid, or payable but deferred at the executive officer’s election, in the following fiscal year.”

29.           We note on page 18 under “Interim Chief Executive Officer” your statement that the compensation that Mr. Leonard received in fiscal 2006 is not reflected in the named executive office compensation tables.  Since Mr. Leonard received compensation as a director and as an executive officer, please reflect his director compensation in your “Summary Compensation Table” and provide a footnote identifying and itemizing such compensation and amounts or advise why you are not required to do so. Please refer to Instruction 3 to Item 402(c).

Response:

As disclosed on page 18, while Mr. Leonard served as our Interim Chief Executive Officer he did not receive any fees on account of his service as our Chairman of the Board.  On page 11 we disclosed the fees paid to Mr. Leonard in Fiscal 2007 for his service as Chairman of the Board, which was paid to him during the period of time when he was NOT serving as our Interim Chief Executive Officer.  Since he served in these two separate capacities without overlapping compensation, we concluded that the best way for a reader to understand the compensation paid to Mr. Leonard during fiscal

2007 was to present his compensation as Chairman of the Board and as Interim Chief Executive Officer separately.  Mr. Leonard did not serve as an executive officer of the Company during any portion of fiscal 2008 and accordingly he will not appear in our Fiscal 2008 Summary Compensation Table.

Grants of Plan Based Awards, page 22

30.           We note your discussion under “Short Term Incentives” that your short-term incentive plan is designed to reward the achievement of pre-established corporate, and for certain individuals, the attainment of individual goals. You also discuss the target payouts.  However, your “Grants of Plan Based Awards” table did not include the columns which disclose the dollar value of the estimated future payout upon satisfaction of the conditions in question under your short-term incentive plan granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars.  Please disclose this information or discuss why you are not required to do so. Please refer to Item 402(d)(2)(iii).  To the extent your equity grants granted under your long-term incentive plan are based on similar criteria, please disclose the information for that plan as well. Please refer to Item 402(d)(2)(iv).

Response:

Payments under our short-term incentive program are made annually based upon the achievement of pre-established targets achieved in the immediately preceding year and the satisfaction of certain other conditions, such as continued employment.  We do not make grants under our short-term incentive plan in advance of the completion of the applicable fiscal year, which “vest” or “payout” based upon the subsequent achievement of pre-established goals.  Equity grants are not based upon pre-established targets.  Accordingly, we do not believe any additional disclosure is required in our Grants of Plan Based Awards Table.

Nonqualified Deferred Compensation Plan, page 25

31.  Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(i)(3) of Regulation S-K.

Response:

In future Definitive Proxy Statements, we will include an introductory paragraph to our Nonqualified Defined Contribution Plan and Nonqualified Deferred Compensation Plan Tables as follows: “As explained in our Compensation Discussion and Analysis, set forth below is information regarding benefits under our defined contribution SERP and Deferred Compensation Plan for our named executive officers.  The defined contribution SERP is a retirement plan pursuant to which we make annual contributions based upon a named executive officer’s age and then current compensation.  In order to further assist our named executive officers with their retirement savings, the Deferred Compensation Plan allows participants to defer up to 20% of their annual salary and 100% of their annual bonus.  In order to further encourage share ownership and more directly align the interests of named executive officers with that of our shareholders, the first 20% of an executives bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.”

Form 10-Q for the Quarterly Period Ended November 1, 2008

Notes to Condensed Consolidated Financial Statements, page 5

Note 5 — Income Taxes, page 7

32.           We note that you recorded deferred tax assets at February 2, 2008 and November 1, 2008.  Given that you incurred a pre-tax loss in four out of the last five annual periods, and given the challenging economic environment noted in your Management’s Discussion and Analysis narrative, it is unclear to us how you determined that it is more likely than not that these deferred tax assets would be realized.  We note your disclosure in the Form 10-K and this Form 10-Q that your analysis included consideration of various tax planning strategies, but we are requesting more detailed information, particularly in light of the difficulties the current economic environment may pose to disposing of real estate.  Please provide us with your analysis under SFAS 109 to support the expected realization of these deferred tax assets, including specifically addressing how you considered the guidance in paragraphs 2324 of SFAS 109.  As this matter may also be unclear to your readers, please expand your disclosure in your upcoming Form 10-K to better explain how you concluded that certain deferred tax assets were more likely than not to be realized, either here or in the related Critical Accounting Policies (Changed from Policy) within your Management’s Discussion and Analysis.

Response:

We have analyzed our deferred tax asset position in accordance with SFAS 109 and concluded that it is more likely than not that the Company will be able to realize the value of these assets.

The Company recorded net deferred tax assets of $32,612,444 and $35,302,000 as of February 2, 2008 and November 1, 2008, respectively.  Prior to recording these assets, in each period, we completed the following analysis, taking into account the negative evidence of three years of losses.

Paragraph 20 of SFAS 109 requires that all available evidence, both positive and negative, should be considered to determine whether based on the weight of that evidence, a valuation allowance is needed.  Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate characteristics.  The following four sources of taxable income may be appropriate:

•Future reversals of existing taxable temporary differences

•Future taxable income exclusive of reversing temporary differences

•Taxable income in prior carry back years

•Tax planning strategies

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  Examples of negative evidence include (but are not limited to) the following:

•A history of operating loss or tax credit carryforwards expiring unused

•Losses expected in early future years by a presently profitable entity

•Unsettled circumstances, that if resolved unfavorably would effect future operations

•A brief carryback, carryforward period

Examples of positive evidence that might support a conclusion that a valuation is not needed when there is negative evidence include:

•                  Existing contracts that will produce taxable income

•                  An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset

•                  A strong earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition

As stated above, for the Company, negative evidence was present in that “cumulative losses in recent years” were present.  FASB does not define “cumulative losses in recent years,” but rather leaves the determination up to the judgment of management.  Relying on technical guidance from accounting firms, we reviewed the Company’s last three years of pretax income from continuing operations, discontinued operations and extraordinary items and determined that the Company was in a cumulative loss position.

We then considered all positive evidence, including appreciated real estate and our use of the LIFO inventory method. A discussion of each follows:

The Company owns a significant portfolio of real estate assets.  In Fiscal 2007, we conducted an extensive review of our real estate portfolio together with an analysis of each operating unit (stores) utilizing such assets.  A third party valuation firm was used to arrive at the market value of the real estate assets.  We determined not to make any long-term commitments to continue to operate 84 of our locations because (i) the applicable property could create a greater return on asset in a real estate sale transaction versus as an operating unit, (ii) the performance of the applicable operating unit was marginal and/or (iii) the location of the unit was in an area where the Company does not have a significant presence or does not have a long-term commitment.  We determined that it would be prudent and feasible to sell these stores and reinvest the proceeds into new stores. Based upon a comparison of the appraised values to the tax basis of the respective properties, we determined that the potential taxable gain that would result from the sale of these 84 locations was estimated at $175,000,000 as of February 2, 2008. After scheduling the expected reversals of all temporary differences, the locations (by state) of the properties that could be sold, and considering the amount of federal and state net operating losses included as deferred tax assets as of February 2, 2008, we determined that we would only need to utilize $75,000,000 of these gains over a 15-year carryforward period to realize our federal and state deferred tax assets recorded as of February 2, 2008, leaving us with unused potential gains of in excess of $100,000,000.

Each fiscal quarter, we continue to evaluate our real estate portfolio.  At the end of the second quarter of Fiscal 2008, 14 more locations (acquired in the termination of a master leasing facility) were added to the pool of properties to which the Company had determined not to make any-long term commitments. Due to changes in real estate market conditions, in the third quarter of Fiscal 2008, we re-evaluated the market value of 95 (84 original plus 14 new minus three sold) properties, using internal resources and a third party valuation firm.  We considered not only the reduced value of the real estate portfolio, but also the likelihood of completing real estate sale transactions over the required 15-year period.  As a result of the valuation, we estimated that the taxable gain imbedded in these 95 locations to be $113,000,000 as of November 1, 2008.  This provided us with an inventory of properties that could generate $13,000,000 in excess gains beyond what was needed to realize our federal and state deferred tax assets.

To prevent the expiration of an existing tax asset, we would come off LIFO accounting for tax and book purposes in Fiscal 2015 (within the NOL carryforward period). This would generate approximately $151,000,000 of taxable income.  We adopted LIFO for its favorable tax benefits.  However, in a period where the Company is not generating taxable income, opting out of LIFO would eliminate the additional administrative cost of maintaining LIFO costing.

We have prepared a detailed schedule for the next 15 years indicating the reversals of existing temporary differences.  Since we are in cumulative loss position, we did not include any expected future taxable income in our analysis.  We then applied the tax planning strategies discussed above against the reversal of temporary differences.  Based on this analysis, we determined that the Company would be able to realize its deferred tax assets.

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Since our recent cumulative losses constitute significant negative evidence, we needed to demonstrate positive evidence of equal or greater significance.  Based on the foregoing, as of all periods reported, we had substantial positive evidence that could be objectively verified and that supported the conclusion that there was no valuation allowance required on our deferred tax assets.

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will supplement its “Income Taxes” footnote as follows: “The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income.  To the extent the Company believes that recovery is not more likely than not, a valuation allowance must be established.  Cumulative losses in recent years constitute “negative evidence” that a recovery is not more likely than not, which must be rebutted by “positive evidence” to avoid establishing a valuation allowance.  To establish this positive evidence, the Company considers various tax planning strategies for generating income sufficient to utilize the deferred tax assets, including the potential sale of real estate, the potential sale of company-owned life insurance policies and the conversion of the Company’s accounting policy for its inventory from LIFO to FIFO.  After considering all this evidence, the Company had valuation allowances for these matters of $4,077,000 and $5,649,000 as of February 2, 2008 and November 1, 2008, respectively.”

Note 6. Discontinued Operations, page 7

33.           We note your assets held for disposal as of February 2, 2008 and November 1, 2008 relating to your store closures during the third quarter of fiscal 2007.  We further note that during the nine months ended November 1, 2008, you disposed of four properties. We have the following comments:

•                                          Please disclose the number of stores you have classified as held for disposal at each balance sheet date presented, as we believe this provides valuable information to your readers.

•                                          It appears that the stores that were held for sale at November 1, 2008 may have been classified as held for sale for more than 12 months.  If our understanding is correct, please explain in reasonable detail how you determined that you met the criteria of paragraph 30 of SFAS 144 at the time that you first classified such stores as held for sale and how you determined that you met the criteria of paragraph 31 of SFAS 144 once the stores had been classified as held for sale for one year.  Additionally, please consider expanding your disclosure to address this matter for your readers, particularly if you continue to have stores classified as held for sale for more than 12 months.

Response:

In future Exchange Act filings, we will disclose the number of store locations classified as held for disposal as of each balance sheet date presented.

During the third quarter of Fiscal 2007, we recorded an impairment charge related to the closing of 31 stores locations (15 owned and 16 leased).  As of February 2, 2008,

15 owned store locations were vacant and available for sale and, accordingly, were first classified as “assets held for sale” on our balance sheet.  As of November 1, 2008, three of such store locations were sold and the remaining 12 locations continued to be classified as “held for sale” for nine months.  For the year ended January 31, 2009, we are in the process of evaluating the  “held for sale” status of the stores classified as such as of November 1, 2008 and how paragraph 31(c) of FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” may apply. Our analysis, which is not yet complete, specifically considers the current selling price in relation to current fair value and the likelihood of sale within a 12 month period.

Beginning with its Form 10-K for the fiscal year ended January 31, 2009, the Company will supplement our disclosure as follows: “A store location is classified as “held for sale” when (i) the Company has committed to a plan to sell the store location, (ii) the store location is vacant and is available for sale, (iii) the Company is actively marketing the store location for sale, (iv) the sale price is reasonable in relation to its current fair value and (v) the Company expects to complete the sale within one year from the date the store location is first classified as held for sale.  No depreciation expense is recognized during the period the asset is held for sale”.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 20

Results of Operations, page 21

34.           In your Form 10-Q we note your disclosure that your “...reduction in revenues and customer count was also adversely affected by the challenging economic environment, including a decline in miles driven in the current year as compared to the prior year.”  Please discuss your view of the impact current trends within the economy may have on your business, and how you have begun or anticipate addressing these trends in your operations currently and in the future. See Item 303(a)(I)(2)(3) of Regulation S-K.  Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Response:

We believe the two factors that have the closest correlation to our business are miles driven and the number of seven year old or older vehicles on the road.  The total number of miles driven in the U.S. heavily influences the demand for the repair and maintenance merchandise and services that we provide.  Prior to 2007, the long-term trend in the number of vehicles on the road and the total miles driven in the U.S. had exhibited steady growth over the previous decade.  Total number of miles driven remained relatively unchanged in 2007, and declined in 2008 by 3.4%.  We believe that the trend in miles driven remains uncertain. Conversely, the number of older vehicles (seven years old or older) on the road has continued to increase annually.  We believe the challenging macro environment, including increases in gas prices, the credit crisis and higher unemployment, has impacted our customers. Based on the current macro environment, we continue to advertise our relative value proposition to our service customers as compared to our competitors and our merchandise and service categories designed to improved vehicle performance.

To address these sales and customer count declines, we are (i) improving store execution by providing additional associate sales training, (ii) increasing service center productivity by transitioning to performance-based pay compensation programs, (iii) utilizing more impactful targeted marketing through a variety of media platforms, (iv) offering our customers a broader selection of tires and hard parts and (v) focusing on providing fast, expert customer service.

Any future statements contained in our filings under the Exchange Act regarding this subject matter will include this additional disclosure.

Item 4. Controls and Procedures, page 26

Evaluation of Disclosure Controls and Procedures, page 26

35.           We note that you include a summarized definition of the definition of disclosure controls and procedures outlined in Exchange Act Rule 13a-15(e) in each of your 10-Qs. In future filings, please revise your conclusion to include the full definition of disclosure, controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officer’s conclusions regarding your disclosure controls and procedures.

Response:

In future Exchange Act Reports, we will revise our conclusion to include the full definition of disclosure, controls and procedures as outlined in Exchange Act Rule 13a-15(e).

Signatures, page 29

36.           In addition to Mr. Arthur signing on your behalf, if he is also signing as your principal financial officer, please make that clear by including such information parenthetically under his title or otherwise as appropriate.  Please confirm this fact for all of your Form 10-Qs filed in 2008.  Please see General Instruction G to Form 10-Q.

Response:

Each of our Form 10-Qs filed in 2008 were signed by Mr. Arthur on the Company’s behalf and also as the Company’s principal financial officer.  All future Form 10-Qs will include a parenthetical indicating that the signatory is signing as the principal financial and/of chief accounting officer of the Company.

Form 8-K filed March 26, 2008

37.           We note your presentation of various non-GAAP measures in the last table of Exhibit 99.2 to this Form 8-K.  It is unclear to us how your current presentation and narrative comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(l)(i) of Regulation S-K, and our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non GAAP FAQ). With reference to Questions 8 and 9 of our Non-GAAP FAQ, please revise your presentation of non-GAAP measures to fully comply with all required disclosures, including each bullet point of Question 8, and show us what your revised disclosure will look like.

Response:

Any presentation of various non-GAAP measures in future filings will not be in income statement format and will include additional information for the substantive reasons behind the disclosure of the non-GAAP measure in compliance with Instruction 2 to Item 2.02 of form 8-K, Item 10(e)(1)(i) of Regulation S-K and the related Use of Non-GAAP Financial Measures.  Accordingly, the presentation of various non-GAAP measures contained in the last table of Exhibit 99.2 of our Form 8-K filed March 26, 2008 would have been supplemented to include the following disclosure in response to the bullet points (reproduced for your ease of reference) contained in question 8 of your Non-GAAP FAQ:

•              The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

“The non-GAAP financial measures presented below were utilized by management to better understand and assess its operating results and financial performance on a period over period basis, exclusive of one-time events.”

•              The economic substance behind management’s decision to use such a measure.

“Management believes that non-GAAP financial measures presented below are important to enable investors to understand and evaluate its ongoing operating results.  Management believes that the non-GAAP financial measures presented below are a representative measure of comparative financial performance that reflects the economic substance of the Company’s current ongoing business operations.”

•              The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

“Although the non-GAAP financial measures presented below may be used to measure the Company’s ongoing operating results and assess its financial performance, they are not necessarily comparable to GAAP titled captions of other companies due to potential inconsistencies in the method of calculation.”

•              The manner in which management compensates for these limitations when using the non-GAAP financial measure.

“The Company provides reconciliation’s with the use of each of the non-GAAP financial measure presented below with its most directly comparable GAAP financial measure.  This allows the reader to easily assess the impact of any differences between the measure the Company is presenting and similarly titled captions of other companies.”

•              The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

“Management believes that its use of the non-GAAP financial measures presented below provide readers the same key financial performance indicators that are utilized by management to assess its operating results, to evaluate the business and to make operational decisions on a prospective, going-forward basis. In this instance, by eliminating the charges detailed below associated with implementing the initial steps of our long-term strategic plan and with the early prepayment of debt, which are not considered by management as reoccurring operating expenses.”

38.           We note that you did not provide your Commission File Number on your Form 8-K filed on April 25, 2008 and on other various Form 8-Ks filed in 2008. Please include your commission file number on each periodic or current report that you file.

Response:

All future Exchange Act Reports will include our commission file number.

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In addition, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 10-Qs and the Proxy Statement;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the Form 10-K, the Form 10-Qs or the Proxy Statement; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to contact me with any questions at 215-430-9727.

Sincerely,

/s/ Raymond L. Arthur
EVP - Chief Financial Officer

cc:           Robert W. Errett, Staff Attorney, Securities and Exchange Commission